United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Pursuant to Rule 14a-103

Name of the Registrant: Tenet Healthcare Corporation

Name of persons relying on exemption: Rhia Ventures

Address of persons relying on exemption: 47 Kearny Street, San Francisco, CA 94108

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO:	Tenet Healthcare Corporation Shareholders
RE:	Item No. 4 on 2024 Proxy Ballot
DATE:	May 14, 2024

CONTACT:	Corporate.Engagement<at>rhiaventures.org

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Rhia Ventures is not able to vote your proxies, nor does this communication contemplate such an event. Rhia Ventures urges shareholders to vote for Item No.4 following the instructions provided on management's proxy mailing.

Rhia Ventures urges shareholders to vote YES on Item No. 4 on the 2024 proxy ballot of Tenet Healthcare Corporation (“Tenet” or “the Company”). The Resolved clause states:

Shareholders request that Tenet’s Board of Directors issue a public report detailing any known and potential risks to the Company posed by state laws severely restricting abortions in the case of medical emergencies. The report should detail any strategies beyond litigation and legal compliance that the company may deploy to minimize or mitigate these risks. The report should be published prior to December 31, 2024, omitting confidential information and completed at reasonable expense.

This communication has been prepared and submitted by Rhia Ventures on behalf of the proponent of this proposal, the Marguerite Casey Foundation. Rhia Ventures has been authorized to represent the Marguerite Casey Foundation on matters related to this proposal.

Summary

●	The current patchwork of state laws concerning access to emergency abortions poses legal, reputational, brand, and financial risk to Tenet Healthcare, whose operations are highly concentrated in states with highly restrictive access to abortion care.

●	Clear and transparent policies are necessary to ensure that patients and doctors fully understand Tenet’s policy regarding emergency abortions and are necessary for investors to assess the risks that may extend from the Company’s policies.

●	Unclear policies heighten the difficulty of recruiting and retaining medical personnel in states that severely restrict, ban or criminalize abortion.

State Laws Restricting Abortion Pose Broad Risks for Tenet Healthcare

In June 2022, the Supreme Court overturned the long-standing precedent established in Roe v. Wade affirming a constitutional right to abortion, dramatically altering the legal landscape regarding abortion access in the United States. In the nearly two years since the Dobbs v. Jackson Women’s Health Organization ruling, 14 states have enacted laws that permit abortion only to save the life of the mother.1 These vaguely worded statutes provide little to no guidance on when such exceptions are permitted, resulting in numerous documented instances of delays and denial of abortion services to patients whose health and lives were in jeopardy from pregnancies that had become unviable.

According to the American College of Obstetricians and Gynecologists (“ACOG”), “The vast majority of state laws banning abortion have exceptions for ‘medical emergencies’ that are inherently vague, with language referencing ‘serious risk of substantial and irreversible impairment of a major bodily function;’ ‘serious, permanent impairment of a life-sustaining organ;’ or ‘a life-threatening physical condition aggravated by, caused by or arising from a pregnancy.’”2 The laws do not discuss expectations regarding the most common obstetric complications that can lead to late-stage pregnancy loss, such as previable premature rupture of membranes, excessive bleeding, gestational hypertension, preeclampsia, or placental abruption.

_____________________________

1 “State Bans on Abortion Throughout Pregnancy,” Guttmacher Institute at https://www.guttmacher.org/state-policy/explore/state-policies-later-abortions

2 “Questions to Help Hospital Systems Support and Empower Physicians in the Post-Roe Legal Landscape,” ACOG at https://tinyurl.com/yc4tr5xs

As a result, numerous occurrences of delays and refusals in providing care have been documented, some resulting in serious harm to the patient’s health. Between September 2022 and March 2023, researchers at the Texas Policy Evaluation Project and the University of California San Francisco collected 50 detailed cases of care that “deviated from the usual standard due to new laws restricting abortion” in states with severe abortion bans. According to their report on these findings, “[t]he post-Dobbs laws and their interpretations altered the standard of care across these scenarios in ways that contributed to delays, worsened health outcomes, and increased the cost and logistic complexity of care. In several cases, patients experienced preventable complications… making it impossible for them to provide treatment sooner.” [emphasis added] Many health care providers have consequently faced personal and professional strains, prompting considerations of relocation and highlighting heightened resource utilization and costs:

Health care providers described feeling moral distress when they were unable to provide evidence-based care that put their patients’ health at risk, as well as frustration about the additional work involved in trying to find options for care in other states. In some cases, the dissatisfaction was so extreme that clinicians considered moving to a state with fewer restrictions on care. In addition, health care providers highlighted how these restrictions on care increased resource utilization, both by increasing the cost of services, particularly for treating complications, as well as by diverting clinician time away from other patients.3

Abortion restrictions expose Tenet to risks related to physician recruitment and retention – an issue that could severely impact the Company’s ability to continue to provide medical services. Physicians are showing “reluctance to practice in places where making the best decisions for a patient could result in huge fines or even a prison sentence.”4 As an example of this risk, after Idaho’s abortion ban took effect more than 50 obstetricians (of only 227) left the state and two hospitals in Idaho closed their obstetrics programs.5

_____________________________

3 “Care Post-Roe: Documenting cases of poor-quality care since the Dobbs decision,” at https://www.ansirh.org/sites/default/files/2023-05/Care%20Post-Roe%20Preliminary%20Findings.pdf

4 https://tinyurl.com/4hzbemf2

5 https://apnews.com/article/idaho-abortion-ban-doctors-leaving-f34e901599f5eabed56ae96599c0e5c2

Tenet’s 2023 10-K notes “In 2023, we continued to experience challenges in recruiting and retaining physicians. In some of the regions where we operate, physician recruitment and retention are affected by a shortage of qualified physicians in certain higher-demand clinical service lines and specialties,” and “If we are unable to attract and retain sufficient numbers of quality physicians by providing adequate support personnel, technologically advanced equipment, and facilities that meet the needs of those physicians and their patients, physicians may choose not to refer patients to our facilities, admissions and outpatient visits may decrease, and our operating performance may decline.”6

A new study published in the Journal of the American Medical Association’s Network Open surveyed 54 obstetrician–gynecologists (“OB-GYN”) practicing under abortion bans in 13 states. The study found that these doctors “described a range of perceived impacts, including distress at having to delay essential patient care, fears of legal ramifications, mental health effects, and planned or actual attrition.” The authors characterize these outcomes from state abortion bans as an “occupational health crisis,” and provide that “[s]upporting the OB-GYN workforce in the current policy environment is essential for preserving timely and accessible reproductive health care in the US.”7

In response to the legal constraints imposed by abortion bans, doctors have also reported steering clear of conventional abortion methods and have instead opted for risky and dangerous procedures that may not be construed as an abortion under the law, to avoid the risk of facing legal action.8 Reporting suggests that this widespread fear around abortion bans even extends to hospital administrators.9

A newly recent study from the Association of American Medical Colleges found a two-year decrease in the residency applications of U.S. MD senior OB/GYN applicants year over year in states with complete abortion bans of nearly 7%, while states without restrictions saw a small increase in applicants. This trend, “suggests that restrictions on women’s health care may continue to disproportionately decrease the likelihood that U.S. MD seniors will apply for residencies in states with the most restrictive practice environments.”10

_____________________________

6 Tenet Healthcare 2024 10K, pp. 18-19 at https://bit.ly/4b4Rx6R

7 https://www.ncbi.nlm.nih.gov/pmc/articles/PMC10794934/

8 https://www.nejm.org/doi/full/10.1056/NEJMp2207423

9 J. David Goodman, “Abortion Ruling Keeps Texas Doctors Afraid of Prosecution,” NYTimes (12/3/2024), https://www.nytimes.com/2023/12/13/us/texas-abortion-doctor-prosecution.html

10 https://www.aamcresearchinstitute.org/our-work/data-snapshot/post-dobbs-2024

An April 2023 study by Physicians for Human Rights, Oklahoma Call for Reproductive Justice and the Center for Reproductive Rights of Oklahoma hospitals found results they called “alarming”:

Not a single hospital in Oklahoma appeared to be able to articulate clear, consistent policies for emergency obstetric care that supported their clinicians’ ability to make decisions based solely on their clinical judgement and pregnant patients’ stated preferences and needs. Of the 34 out of 37 hospitals offering obstetric care across the state of Oklahoma that were reached, 65 percent (22 hospitals) were unable to provide information about procedures, policies, or support provided to doctors when the clinical decision is that it is necessary to terminate a pregnancy to save the life of a pregnant patient; only two hospitals described providing legal support for clinicians in such situations.11 (emphasis in original)

The case of Zurawski v. State of Texas exemplifies how the consequences of vaguely worded state laws could be exacerbated by arguably insufficient medical oversight. The plaintiffs to the suit are five formerly pregnant women and two doctors. The five pregnant women all experienced life-threatening medical emergencies and were denied care in Texas hospitals. Four of the women had to leave the state to receive necessary and potentially life-saving abortions. The only plaintiff who received her abortion in Texas had to wait until she was septic to receive care and subsequently spent three days in ICU.

In Zurawski, the plaintiff doctors expressed that “widespread fear and confusion regarding the scope of Texas’s abortion bans has chilled the provision of necessary obstetric care, including abortion care." The doctors expressed that they and their colleagues “fear that prosecutors and politicians will target them personally and threaten the state funding of the hospitals where they work if they provide abortion care to pregnant people with emergent medical conditions.”12

Tenet Healthcare is broadly exposed to legal liability as well as the reputational liability and employee dissatisfaction that could result from allegations of health care refusal. Nearly 40% of Tenet’s 640 US-based facilities are in the 12 states identified by the Center for Reproductive Rights in which medical providers face the greatest confusion and threat of prosecution.13

In 2023, Tenet facilities accommodated over 650,000 emergency room visits nationally.14

Examples of Disclosure Sought by the Proponent

The proposal calls for a report that “detail[s] any strategies beyond litigation and legal compliance that the company may deploy to minimize or mitigate these risks.”

_____________________________

11 https://phr.org/wp-content/uploads/2023/04/Oklahoma-Abortion-Ban-Report-2023.pdf

12 https://reproductiverights.org/wp-content/uploads/2023/03/Zurawski-v-State-of-Texas-Complaint.pdf

13 https://reproductiverights.org/abortion-defense-network-medical-professionals-guides/

14 Tenet Healthcare 2024 10-K at https://bit.ly/4b4Rx6R.

In neither its public disclosures nor in private dialogue with the proponent of this proposal has Tenet Healthcare evidenced the existence of training, written policies, or guidance aimed at educating medical personnel on relevant laws and their interpretation, how they can (or cannot) connect patients to out-of-state care, physician liability, and protocol for medical personnel to obtain legal counsel during a real time crisis or evaluate capacity demands.

The American College of Obstetricians and Gynecologists (“ACOG”), the premier professional membership organization for obstetrician–gynecologists with more than 60,000 members, has published at least two resources for hospital systems to navigate the post-Roe legal landscape, including the article, “Questions to Help Hospital Systems Support and Empower Physicians in the Post-Roe Legal Landscape.” Recognizing the “inequitable and volatile status of legal access to abortion care in the United States,” the article begins by noting that “it is critical that hospital systems be able to clarify to their physicians and allied health care professionals the extent and limitations of reproductive health care that the system will support.”15 [emphasis added]

To achieve this overarching goal, ACOG recommends:

Hospitals in states with abortion bans, including burdensome restrictions and gestational bans, must maintain clear policies that empower clinicians to practice with autonomy within the hospital’s set parameters and consistent with best practices and the standard of care. In all cases, hospitals should provide guidance that permits treatment to the full extent of applicable state law and support and defend their clinicians when they provide care to patients. Hospitals should also establish processes that health care professionals can follow to connect patients with care that they are not allowed to provide, including care in other states. As patients in need of care continue to travel beyond state lines for care, hospitals in unrestricted states should take action to address the capacity issues created by increased volume of patients.16 [emphases added]

The Proponents argue that Tenet’s facilities must be prepared to answer the questions the ACOG materials raise:

·	What is our institution doing to help protect clinicians and their pregnant patients who present for care? Does our institution have policies and processes to protect health care professionals from the consequences of abortion bans when they provide evidence-based medical care to intervene in emergent situations? What does liability coverage look like in these situations?
·	How can our institution implement processes for protecting the privacy of people who travel from states in which abortion care is banned?

_____________________________

15 https://tinyurl.com/yc4tr5xs

16 Ibid.

·	What steps can our institution take to support clinicians when they are unsure what care they can provide to a patient under a state’s laws?
·	Does our institution have resources available to clinicians in real time? Do we provide guidance in a timely fashion and in a way that maximizes care consistent with the law in our state?
·	For institutions in restrictive states: How can our hospital establish seamless transfer and referral of patients we are unable to care for at our institution due to state laws or personnel availability?
·	For institutions in protective states: What is our hospital doing to meet capacity demands for people who need to access abortion care at our institution?

Answers to these questions will vary between facilities based on the services they provide and the legal context in which they operate. A separate report from each facility would not be necessary to satisfy the proposal’s request, but at the least, the Company should provide convincing evidence that a rigorous internal audit has been conducted. With more than 650,000 emergency room visits per year, Tenet cannot afford to be underprepared.

Conflict Between Federal and State Law

The Emergency Medical Treatment and Labor Act (“EMTALA”) requires any hospital which participates in Medicare to screen any person who comes to the hospital, regardless of that person’s ability to pay for medical services. If the screening process shows that the person has a medical condition, the hospital then has an obligation to provide stabilizing treatment. EMTALA was described by the President of the American College of Emergency Physicians as, “a bedrock law and the foundation of the emergency care safety net in this country.”17 All of Tenet’s hospitals in the US are subject to EMTALA.18

The types of care necessary for stabilization are not specifically outlined in EMTALA, including whether abortion care is required under the statute if a pregnant person’s health is in danger.19 Therefore, following the Dobbs decision, President Biden directed the Department of Health and Human Services (“HHS”) to issue a guidance20 (the “HHS Guidance”) clarifying that EMTALA preempts conflicting state abortion bans. Specifically, the HHS Guidance explained that if abortion has been determined to be the stabilizing treatment necessary to resolve the emergency medical condition identified, then the physician must provide it, “[a]nd when a state law prohibits abortion and does not include an exception for the life and health of the pregnant person — or draws the exception more narrowly than EMTALA’s emergency medical condition definition — that state law is preempted.”21

_____________________________

17 https://tinyurl.com/3fx9vebk

18 HCA Form 10-K (2024) at 24.

19 It states: “A medical condition manifesting itself by acute symptoms of sufficient severity (including severe pain, psychiatric disturbances and/or symptoms of substance abuse) such that the absence of immediate medical attention could reasonably be expected to result in: Placing the health of the individual (or, with respect to a pregnant woman, the health of the woman or her unborn child) in serious jeopardy.”

20 https://www.cms.gov/files/document/qso-22-22-hospitals.pdf

21 https://www.hhs.gov/sites/default/files/emergency-medical-care-letter-to-health-care-providers.pdf

Should a pregnant person die or suffer significant health consequences as a result of being denied an abortion at a Tenet facility, Tenet is likely to face litigation and significant reputational harm. The penalties for violating EMTALA provisions are steep. The Department of Health and Human Services (HHS), through its Office of the Inspector General, may impose monetary penalties on the hospital or physician and may terminate the hospital’s provider agreement with the Centers for Medicare and Medicaid Services (CMS). In addition, private citizens who are “harmed by a physician’s or hospital’s failure to provide stabilizing treatment may file civil suits against hospitals to obtain damages available under the personal injury laws of that state in which the hospital is located, in addition to recouping any equitable relief as is appropriate.” Hospitals are already being investigated for violations of EMTALA because they failed to provide an emergency abortion for a pregnant person whose health and safety was at risk.22

Two lawsuits have challenged the HHS Guidance (Texas v. Becerra and Idaho v. United States) and the matter is now before the US Supreme Court. The Court is likely to weigh in on the central question at issue: whether EMTALA preempts a state abortion law that does not allow an exception in cases where a physician determines that abortion is necessary as a stabilizing treatment under EMTALA.23 One thing is clear: however the Court rules - it will still be necessary for hospitals to guide, train, and defend medical personnel, and to inform patients in crisis about their options to the extent permitted by law.

Response to the Company’s Opposition Statement

This is the second year that shareholders have called for greater disclosure from Tenet regarding its abortion policies and preparedness to operate in the post-Roe legal environment. In this time, Tenet’s only public comments on its abortion policies have been limited to its 2023 and 2024 proxy statements.

In 2023, the proxy stated, “Women presenting to our facilities can take comfort in knowing that our hospitals’ local policies and clinical practices protect their safety and access to medically necessary life-saving procedures, including abortions.” This raises several questions:

·	How, outside of consulting the 2023 proxy statement, will women and their families find this information when in crisis or when choosing obstetric providers?

_____________________________

22 http://bit.ly/3TL91O3

23 “EMTALA Abortion Question Set up for Supreme Court Review,” at https://tinyurl.com/45j8tnv4

·	Why does this information not appear anywhere on Tenet’s corporate website or the websites of its affiliate hospitals, ambulatory surgical centers, surgical hospitals, or urgent care centers?
·	Does the statement imply that all of Tenet’s facilities are prepared to offer life-saving abortions?
·	Does this policy include or exclude Tenet’s religiously-affiliated hospitals?

This information was not repeated in the 2024 proxy statement, raising the question, does the reassurance still apply? Relatedly, the 2023 proxy also states that Tenet complies with EMTALA. But the 2024 proxy replaces this assertion by noting that the US Fifth Circuit Court of Appeals had overruled the HHS guidance described above, “further reducing risk to the Company.” This is a disturbing substitution. Are investors to infer that Tenet takes its obligation to provide life-saving treatment less seriously due to reduced legal risk? Arguably, it might be a misleading statement, ignoring as it does the fact that the case is still in play and that the Fifth Circuit’s ruling could be overturned.

Tenet’s 2024 opposition statement also dismisses the materiality of the Proponent’s concerns, asserting that the “Company's resources are better focused on our enterprise risk management system and the continued identification, assessment and management of the various short-, medium- and long-term risks that are material to our company,” and “We are already required to disclose material risks to our business in our quarterly and annual filings with the SEC.”

The implication is that the many risks enumerated above do not rise to the level of materiality. But each of these risks have materialized for other health care providers since the Dobbs decision, as documented above. It is highly imprudent to reject them as non-material.

Summary

There are numerous unknowns regarding Tenet’s management of the operational, legal, reputational, market, and financial risks emerging from the confusing and harmful patchwork of regulations that govern the provision of life-saving emergency abortion care. By producing the requested report, Tenet can clarify its policies and reassure investors, physicians, patients, and other stakeholders.

Vote “Yes” on this Shareholder Proposal No. 4.

For questions, please contact Corporate.Engagement@rhiaventures.org.

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY THE FILER OF THIS SOLICITATION. PROXY CARDS WILL NOT BE ACCEPTED. PLEASE DO NOT SEND YOUR PROXY TO RHIA VENTURES. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.